June 5, 2019

Asa Abeliovich
President and Chief Executive Officer
Prevail Therapeutics Inc.
430 East 29th Street, Suite 940
New York, NY 10016

       Re: Prevail Therapeutics Inc.
           Registration Statement on Form S-1
           Filed May 24, 2019
           File No. 333-231754

Dear Dr. Abeliovich:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Dilution, page 74

1. The historical net tangible book value of $101.8 million and historical net book value per share of $22.88 appear to include the redeemable convertible preferred stock in the mezzanine section of the balance sheet. Please revise the calculations to exclude the mezzanine preferred stock or advise as to the appropriateness of the company's calculation.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 87

2. On pages 6, 73 and elsewhere you disclose 299,915 pre-split shares available for issuance
 Asa Abeliovich
Prevail Therapeutics Inc.
June 5, 2019
Page 2
       under your 2017 Equity Incentive Plan at March 31, 2019. After taking into consideration the forward split as indicated in your May 29, 2019 response to comment 10 of our April
       23, 2019 letter, it does not appear that you have sufficient shares under this plan to cover the 1,389,208 post-split options indicated as being granted in April and May 2019 as stated on page 2 of your May 29, 2019 response. Please address the following:
         Tell us how you meet the grant date conditions under ASC 718-10-25-5 to account for these awards as option grants on their respective dates in April and May 2019;
         Tell us your consideration for including the April and May 2019 grants in your subsequent events footnote; and
         Tell us how these April and May 2019 grants are included in your Recent Sales of
           Unregistered Securities on page II-2.
Notes to Financial Statements
Note 11: Stock-Based Compensation
Stock Options, page F-25

3. Please revise the first line of the table at the bottom of page F-26 to indicate that the amounts presented are the weighted-average grant date fair value of your stock option awards, not your common stock consistent with your May 29, 2019 response to comment
       10 of our April 23, 2019 letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameAsa Abeliovich
                                                             Division of
Corporation Finance
Comapany NamePrevail Therapeutics Inc.
                                                             Office of
Healthcare & Insurance
June 5, 2019 Page 2
cc:       Divakar Gupta - Cooley LLP
FirstName LastName